UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

PEC SOLUTIONS, INC.

(Name of Subject Company — Issuer)

NORTEL NETWORKS INC.
PS MERGER SUB, INC.

(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class Securities)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee

$471,457,100*	$55,500**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based upon (i) the purchase of 27,596,601 shares (the “Shares”) of common stock, par value $0.01 per share, of PEC Solutions, Inc., at a price per share of $15.50 in cash, and (ii) the cash payable with respect to 4,135,954 options with a weighted average exercise price of $4.93 per share. The cash payments made with respect to each of the options represents the difference between the exercise price of the option or warrant and $15.50. The number of Shares and options described in items (i) and (ii) represent all of the outstanding Shares and all options with an exercise price of less than $15.50 per share of PEC Solutions, Inc. as of April 25, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously

Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

     (a) The name of the subject company is PEC Solutions, Inc., a Delaware corporation. Its principal executive office is located at 12730 Fair Lakes Circle, Fairfax, VA 22033. Its telephone number at such offices is (703) 679-4900.

     (b) The class of securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in Section 6 – “Price Range of the Shares; Dividends on the Shares” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

     (a) This Tender Offer Statement is being filed by Parent and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.” in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.” in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.” in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Parent, Purchaser, Nortel Networks Limited, a stockholder of Parent (“NNL”), Nortel Networks Corporation, a stockholder of NNL (“NNC”), or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state or securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction.

     (a)(1)(i)-(viii), (xii) and (a)(2)(i)-(iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix)-(xi) and (a)(2)(v)-(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Except as disclosed in Item 5(b), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Parent, Purchaser, NNC or NNL, or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth under “Introduction,” Section 11 — “Background of the Offer; Contacts with the Company,” and Section 12 — “The Merger Agreement and the Stockholder Agreements” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a), (c)(1)-(7) The information set forth under “Introduction,” Section 6 – “Price Range of the Shares; Dividends on the Shares,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” Section 11 — “Background of the Offer; Contacts with the Company,” Section 12 — “The Merger Agreement and the Stockholder Agreements,” Section 13 — “Purpose of the Offer; Plans for the Company,” Section 14 — “Dividends and Distributions,” Section 15 — “Certain Conditions of the Offer,” and Section 16 — “Legal Matters; Required Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a), (b) and (d) The information set forth under Section 10 — “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     The information set forth under “Introduction,” Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.” Section 12 — “The Merger Agreement and the Stockholder Agreements,” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) The information set forth in the Introduction and in Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 10. Financial Statements of Certain Bidders.

     Not applicable.

Item 11. Additional Information.

     (a)(1)-(4) The information set forth in Section 11 — “Background of the Offer; Contacts with the Company,” Section 12 — “The Merger Agreement and the Stockholder Agreements,” Section 13 — “Purpose of the Offer; Plans for the Company,” Section 15 — “Certain Conditions of the Offer,” and Section 16 — “Legal Matters; Required Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

     (a)(5) None.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 3, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)
Text of press release issued by Nortel Networks Corporation, dated April 26, 2005 (incorporated in this Schedule TO by reference to the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on April 26, 2005).

(a)(5)(B)
Transcript of conference call held by Nortel Networks Corporation relating to the acquisition of PEC Solutions, Inc., by PS Merger Sub, Inc., dated April 26, 2005 (incorporated in this Schedule TO by reference to the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on April 26, 2005).

(a)(5)(C)	Form of summary advertisement published in the Wall Street Journal on May 3, 2005.

(b)	None.

(d)(1)	Agreement and Plan of Merger dated as of April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and PEC Solutions, Inc.

(d)(2)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and David C. Karlgaard, the David C. Karlgaard Revocable Trust, the David C. Karlgaard and Marilyn E. Karlgaard Trust, the David C. Karlgaard and Marilyn E. Karlgaard Irrevocable Trust, the Karlgaard Family Foundation, and the Karlgaard Charitable Remainder Trust.

(d)(3)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Paul G. Rice, the Paul G. Rice and Gina J. Rice Grantor Retained Annuity Trust, and the Rice Family Foundation.

(d)(4)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Alan H. Harbitter, the Merrill Lynch Trust Co. FSB Harbitter CRUT DTD 10 15 01, and the Harbitter Family Foundation.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 3, 2005

NORTEL NETWORKS INC.
By:	/s/ CHARLES R. SAFFELL
Charles R. Saffell
President, Federal Network Solutions

PS MERGER SUB, INC.
By:	/s/ ARNO NADOLNY
Arno Nadolny
President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 3, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)
Text of press release issued by Nortel Networks Corporation, dated April 26, 2005, (incorporated in this Schedule TO by reference to the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on April 26, 2005).

(a)(5)(B)
Transcript of conference call held by Nortel Networks Corporation relating to the acquisition of PEC Solutions, Inc., by PS Merger Sub, Inc., dated April 26, 2005 (incorporated in this Schedule TO by reference to the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on April 26, 2005).

(a)(5)(C)	Form of summary advertisement published in the Wall Street Journal on May 3, 2005.

(b)	None.

(d)(1)	Agreement and Plan of Merger dated as of April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and PEC Solutions, Inc.

(d)(2)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and David C. Karlgaard, the David C. Karlgaard Revocable Trust, the David C. Karlgaard and Marilyn E. Karlgaard Trust, the David C. Karlgaard and Marilyn E. Karlgaard Irrevocable Trust, the Karlgaard Family Foundation, and the Karlgaard Charitable Remainder Trust.

(d)(3)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Paul G. Rice, the Paul G. Rice and Gina J. Rice Grantor Retained Annuity Trust, and the Rice Family Foundation.

(d)(4)
Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Alan H. Harbitter, the Merrill Lynch Trust Co. FSB Harbitter CRUT DTD 10 15 01, and the Harbitter Family Foundation.

(g)	None.

(h)	None.